International Curator Resources Ltd.
1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 Fax: (604) 689-4250 www.intlcurator.com

02 FEB 14 AM 8:05

January 2, 2002

SUPPL

FILE NO: 82-1540

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

02015186

Dear Sirs:

Re: Press Release dated January 2, 2002

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

INTERNATIONAL CURATOR RESOURCES LTD.

S Shane

dlw 2/19

Sophia Shane,
Corporate Development

Enc.

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL
P

INTERNATIONAL CURATOR RESOURCES LTD.
1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 Facsimile: (604) 689-4250 www.intlcurator.com

NEWS RELEASE

PRIVATE PLACEMENT CLOSED

January 2, 2002 (IC – TSE) ... INTERNATIONAL CURATOR RESOURCES LTD. (the "Company") is pleased to report that it has completed the previously announced private placement of 4,000,000 Flow-Through Common Shares at a price of $0.10 per share for gross proceeds of Cdn$400,000. The flow-through proceeds will be spent by the Company on qualified flow-through mining and expenditures as described in the Income Tax Act (Canada) on the Company's Assean Lake Gold project in northern Manitoba. The Company has received regulatory acceptance of the private placement and the shares have been issued to the investors.

Pacific International Securities Inc. and Dundee Securities Corporation will each be paid a finder's fee in connection with the private placement equal to 7.0% of the gross proceeds raised.

The Company is planning a third round of drilling at the Assean Lake project in early 2002. Approximately 5,000 metres of diamond drilling will be carried out to further delineate the Hunt gold zone and to test additional reconnaissance targets.

The Hunt mineralized zone has to date been intersected by a total of 24 holes over a strike length of 700 metres and to a depth of 150 metres. All 24 holes are auriferous and intersected the zone where expected due to the fact that the zone has a very consistent and predictable strike and dip. The drilling has confirmed a steeply plunging high grade gold-bearing shoot, open at depth and flanked by lower grade mineralization. A second thick, low grade auriferous zone was encountered 20 metres below the main mineralization and may represent a parallel shear that could yield additional gold shoots. The upcoming drilling program on the Hunt gold zone will consist of 3,000 meters in 8 holes at 100 meter centres to test the high grade shoot to a depth of 350 metres.

The Hunt gold mineralization occurs within the Assean Lake deformation zone, a very strong deep seated fault system that is believed to be the controlling geological feature for the gold mineralization. The recently completed summer program included linecutting (50 km), geophysical surveying and geochemical sampling which identified several reconnaissance targets over a strike length of 8 kilometers along the Assean Lake deformation zone. Sixteen holes were drilled to test some of the reconnaissance targets and six of the holes encountered auriferous intersections. Numerous targets remain untested. The upcoming reconnaissance drill program will consist of 2,000 meters in 25 holes to follow up on the summer reconnaissance drilling and to test new targets.

ON BEHALF OF THE BOARD

"Michael D. McInnis"
Chairman

For further information, please contact: Sophia Shane, Corporate Development (604) 689-7842

International Curator Resources Ltd.
1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 ▯ Fax: (604) 689-4250 ▯ www.intlcurator.com

December 20, 2001

FILE NO: 82-1540

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

Dear Sirs:

Re: <u>Press Release dated December 20, 2001</u>

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

INTERNATIONAL CURATOR RESOURCES LTD.

Shane

Sophia Shane,
Corporate Development

Enc.

INTERNATIONAL CURATOR RESOURCES LTD.

1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.intlcurator.com

NEWS RELEASE

December 20, 2001 (IC – TSE)...International Curator Resources Ltd. (the "Company") is pleased to announce that it has agreed to sell on a private placement basis up to an aggregate of 4,000,000 Flow-Through Common Shares in its capital stock at a price of $0.10 per share for gross proceeds of Cdn$400,000.

The flow-through proceeds will be spent by the Company on qualified flow-through mining and exploration expenditures as described in the *Income Tax Act (Canada)* on the Company's Manitoba Assean Lake Gold project.

Two diamond drill programs were completed by the Company on the Assean Lake Gold Project during 2001. A winter program comprising 2,699 meters in 21 drill holes resulted in the discovery of the Hunt gold zone. The summer program comprised 4,985 meters in 35 drill holes and further delineated the Hunt gold zone and tested a number of reconnaissance targets outside the Hunt zone.

The Hunt zone has been intersected by a total of 23 holes over a strike length of 600 meters and to a depth of 150 meters. All 23 holes are auriferous and have intersected the zone where expected due to the fact that the zone has a very consistent and predictable strike and dip. The drilling has confirmed a steeply plunging high grade gold-bearing shoot, open at depth and flanked by lower grade mineralization. Grades within the high grade portion of the zone range from 5.85g/t to 9.37 g/t and thicknesses range from 2.94 meters to 8.15 meters. A second thick, low grade auriferous zone was encountered 20 meters below the main mineralization and may represent a parallel shear that could yield additional gold shoots.

Sixteen holes were drilled to test reconnaissance targets outside the Hunt zone. Six of these holes encountered auriferous intersections that warrant further investigation.

The Company is optimistic that continued drilling will expand the Hunt zone and discover additional gold shoots on the property. A third drilling program comprising approximately 5,000 meters is planned for early February, 2002.

Pacific International Securities Inc. and Dundee Securities Corporation will each be paid a finder's fee in connection with the private placement equal to 7.0% of the gross proceeds raised.

The private placement is subject to all requisite regulatory approvals.

ON BEHALF OF THE BOARD

"Michael D. McInnis"
Chairman

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842